January 6, 2006

Mr. Michael Pressman
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:
Monolithic System Technology, Inc.
Schedule TO filed December 14, 2005
File No. 005-78033

Dear Mr. Pressman:

        This letter sets forth responses of Monolithic System Technology, Inc. (the "Company") to your letter dated December 30, 2005. The Staff comment is noted in bold below, and the Company's response follows beneath each comment.

Determination of Validity, page 15

Comment 1:

        We note your statement on page 15 that your determinations will be "final and binding." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. The judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

        In response to Comment 1, the Company has made the requested changes to the sixth paragraph of Section 4 of the Offer, the sixth paragraph of Section 5 of the Offer and the last sentence of the third paragraph in Section 7 of the Offer.

Comment 2:

        Refer to your statement reserving the right to "waive any or all of the conditions of the Offer for all Eligible Participants." Please revise to clarify that if you waive a condition, you must waive it for all holders.

        In response to Comment 2, the Company has made the requested changes to the sixth paragraph of Section 4 of the Offer and the second paragraph in Section 7 of the Offer.

Comment 3:

        The statement that "no one will be liable for failing to give notice of any defects or irregularities" appears to be an inappropriate limitation on liability. Please revise to clarify what is meant by "liable."

        In response to Comment 3, the Company has made the requested changes to the sixth paragraph of Section 4 of the Offer and the sixth paragraph of Section 5 of the Offer.

        As previously requested, in connection with responding to your comments, the Company acknowledges that:

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  The Company is responsible for the adequacy and accuracy of the disclosure in reports of the Company filed with the Commission;

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  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We believe that foregoing address the remainder of the staff's comments. If not, please call me at (408) 731-1811.

Sincerely yours,
/s/ Chester Silvestri Chester Silvestri Chief Executive Officer and President